Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

June 30, 2016

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Samantha Brutlag

RE:	FlexShares® Trust (the “Trust” or “Registrant”)
Post-Effective Amendment No. 66 to Registration Statement on Form
N-1A (File Nos. 333-173967 and 811-22555)

Dear Ms. Brutlag:

The following responds to the comments that you provided to us by telephone on May 31, 2016, as modified by you on June 29, 2016, regarding the above-referenced post-effective amendment to the Trust’s registration statement on Form N-1A (the “Post-Effective Amendment”). The Post-Effective Amendment was filed to register shares of two new portfolios of the Trust: FlexShares® STOXX® US ESG Impact Index Fund (the “US Fund”) and FlexShares® STOXX® Global ESG Impact Index Fund (the “Global Fund” and together, the “Funds”). We appreciate the time and attention taken to review the Post-Effective Amendment.

Our responses follow your comments. Terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement. The changes to the Trust’s disclosure discussed below will be reflected in Post-Effective Amendment No. 67 to the Trust’s Registration Statement (the “Amendment”), which will be filed on or about July 1, 2016.

Prospectus (both Funds)

Summary Section - Fee Table

1.         Comment:   Please provide the completed Fee Table that will be included in the Amendment by email one week before the expected effective date of the Amendment.

Response: Completed fee tables of the Funds are included at Appendix A. This information was emailed to you one week before the expected effective date of the Amendment.

2.         Comment:  Please confirm supplementally that the expense reimbursement disclosed in Footnote 2 will continue at least one year from the effective date of the Prospectus. Also, if the Investment Adviser can recoup reimbursed expenses, please include the terms and conditions of the recoupment.

Response: The Registrant confirms that the expense reimbursement will continue at least one year from the effective date of the Prospectus. The expense reimbursement agreement between the Trust and the Investment Adviser on behalf of the Funds does not permit the Investment Adviser to recoup reimbursed expenses. The expense reimbursement agreement will be filed as an exhibit to the Funds’ registration statement.

Summary Section - Principal Investment Strategies

3.         Comment:   The Prospectus states that: “[t]he Underlying Index is an optimized index designed to measure the equity performance of a selection of U.S. [or Global] companies that exhibit certain positive environmental, social and governance (“ESG”) characteristics, . . . .” Please further clarify for investors the ESG characteristics that the Underlying Index considers.

Response:  With respect to each Fund, the disclosure will be revised as follows:

“The Underlying Index is an optimized index designed to provide broad market exposure that is tilted toward U.S.[or Global] companies that score better with respect to a small set of environmental, social and governance (ESG) characteristics, . . . .”; and

“Companies that the Index Provider determines do not adhere to the United Nations Global Compact or engage in businesses relating to controversial weapons or coal mining are excluded from the Underlying Index.”

The Underlying Indexes’ methodology determines scores based on select ESG characteristics. Additional disclosure regarding ESG criteria considered by the Underlying Indexes will be added in the “ESG Investment Risk” paragraph under “Additional Fund Information - Additional Information About the Funds’ Investments and Risks” section of the Prospectus.

4.         Comment:  Please add a description of the STOXX® Global 1800 Index.

Response:  The following disclosure will be added:

“The STOXX® Global 1800 Index is comprised of the 1800 largest companies in the developed markets, including the U.S.”

5.         Comment:  The Prospectus states that the bottom 50% of companies based on their ESG scores are excluded from the Underlying Index. Please explain supplementally why being in the top 50% makes a good ESG company (i.e., would people not associated with the index agree that these are good ESG companies?).

Response: Please see response to Comment No. 3. The Underlying Indexes’ methodology determines ESG scores based on select ESG characteristics. Higher ESG scores do not necessarily indicate that a company has better ESG practices than a company with lower ESG scores.

6.         Comment:  What ESG criteria are assessed to determine the ESG score?

Response: Please see responses to Comment Nos. 3 and 5. The ESG scores used by the Underlying Indexes are based on ESG criteria that may change from time to time. Disclosure regarding the ESG criteria considered by each Underlying Index will be added to the “ESG Investment Risk” paragraph under “Additional Fund Information - Additional Information About the Funds’ Investments and Risks” section of the Prospectus. Each Underlying Index’s methodology is expected to be made publicly available by the Index Provider.

7.         Comment:  If the Underlying Index is concentrated, or is expected to be, please state so.

Response:  The Underlying Indexes are not, and are not expected to be, concentrated in any particular industry.

 Summary Section - Principal Risks

8.         Comment:  Please remove Mid Cap Stock Risk if mid cap stocks are not part of the investment strategy.

Response: The Underlying Indexes may be comprised of mid cap stocks. Accordingly, Mid Cap Stock Risk will remain as a Principal Risk.

 Summary Section - Management

9.         Comment: Please state year of Fund’s inception.

Response: The disclosure will be revised as requested.

Additional Fund Information

10.       Comment:   Please consider specifying which are principal risks and which are additional risks?

Response: The disclosure will be revised as requested.

Prospectus (US Fund)

Summary Section - Principal Investment Strategies

11.       Comment:  Explain supplementally what is a U.S. company?

Response: The Index Provider’s methodology provides that each stock is uniquely assigned to a specific country and listing within the Index Provider’s investable universe. The Index Provider classifies a company as a U.S. company based on an assessment of the company’s country of incorporation and location of primary listing exchange and largest volume of trading of the company’s stock. American and depositary receipts (e.g. ADRs/GDRs) are assigned to the same country as the stock on which the receipt is issued.

Prospectus (Global Fund)

Summary Section - Principal Investment Strategies

12.       Comment: Consistent with the use of “global” in the Fund’s name, please confirm that no more than 60% of the Fund will be composed of US companies.

Response: Because the Fund’s investment adviser will invest at least 80% of the Fund’s total assets in its Underlying Index and in ADRs and GDRs based upon the securities in the Underlying Index, the Fund cannot adopt a policy to limit its investment US companies to 60%. However, the Registrant notes that the term “global” is part of the name of the Fund’s Underlying Index and the component securities of the Underlying Index include securities of U.S. and non-U.S. companies. Moreover, the Underlying Index’s methodology provides that company weightings may be adjusted to ensure that the weight representation in the Underlying Index does not vary from that in the STOXX Global 1800 Index by more than +/-1 percentage point. As of June 21, 2016, the top five countries (by weighting) represented in the Underlying Index were the United States (55.6%), Japan (9.4%), Great Britain (8.8%), France (4.8%) and Switzerland (4.6%).”

13.       Comment:  Under normal circumstances, what percentage of the Fund will be composed of ADRs and GDRs?

Response:  The percentage of the Fund that is composed of ADRs and GDRs at any point in time is dependent the composition of the Underlying Index and market conditions(e.g, liquidity in the market, government regulations). Accordingly the percentage cannot be estimated and will fluctuate from to time.

14.       Comment: Will the Fund invest in emerging market securities? If so, please disclose.

Response:  The Fund does not intend to invest in emerging market securities. Accordingly, no additional disclosure is necessary.

Statement of Additional Information

Additional Investment Information – Investment Restrictions

15.       Comment:  Please add an additional explanation regarding restriction on investment in commodities.

Response:  The disclosure will be revised as requested.

Sincerely,

/s/Veena K. Jain

Veena K. Jain

Copy to:	Peter K. Ewing
Craig R. Carberry
Diana E. McCarthy

Appendix A

FlexShares® STOXX® US ESG IMPACT INDEX FUND

Management Fees	0.32%
Distribution (12b-1) Fees	0.00%
Other Expenses(1)	0.01%
Total Annual Fund Operating Expenses	0.33%
Expense Reimbursement(2)	(0.01)%
Total Annual Fund Operating Expenses After Expense Reimbursement	0.32%

(1)	Other expenses are estimated for the current fiscal year as the Fund has not commenced operations as of the date of this Prospectus.

(2)	Northern Trust Investments, Inc. (“NTI” or “Investment Adviser”) has contractually agreed to reimburse the fees and expenses of the Trust’s independent trustees and their independent legal counsel until July 5, 2017. The Fund’s Board of Trustees may terminate the contractual arrangement at any time if it determines that it is in the best interest of the Fund and its shareholders.

Example

The following Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the expense reimbursement arrangement for one year). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	$33
3 Years	$105

FlexShares® STOXX® GLOBAL ESG IMPACT INDEX FUND

Management Fees	0.42%
Distribution (12b-1) Fees	0.00%
Other Expenses(1)	0.01%
Total Annual Fund Operating Expenses	0.43%
Expense Reimbursement(2)	(0.01)%
Total Annual Fund Operating Expenses After Expense Reimbursement	0.42%

(1)	Other expenses are estimated for the current fiscal year as the Fund has not commenced operations as of the date of this Prospectus.

(2)	Northern Trust Investments, Inc. (“NTI” or “Investment Adviser”) has contractually agreed to reimburse the fees and expenses of the Trust’s independent trustees and their independent legal counsel until July 5, 2017. The Fund’s Board of Trustees may terminate the contractual arrangement at any time if it determines that it is in the best interest of the Fund and its shareholders.

Example

The following Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the expense reimbursement arrangement for one year). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	$43
3 Years	$107